EXHIBIT 99.1


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                          We Hope You'll Join Us . . .



                                     Nittany
                                       Financial
                                         Corp.




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                           QUESTION AND ANSWER SHEET


We, the executive officers and directors invite you to join us in participating in our stock offering. We hope this question and answer sheet will answer any questions you have about this opportunity.

         Samuel J. Malizia, Chairman of the Board
         David Z. Richards, Director, President and Chief Executive Officer David K. Goodman, Jr., Director
         William A. Jaffe, Director
         J. Garry McShea, Director
         Donald J. Musso, Director
         D. Michael Taylor, Director
         Richard C. Barrickman, Senior Vice President
         John E. Arrington, Vice President

Why are we selling more stock?

In our initial public offering in 1998, we raised approximately $5,800,000 to start Nittany Bank. Nittany Bank's original business plan projected that the initial public stock offering would provide enough capital for Nittany Bank to commence operations and grow for the first few years. However, we have been fortunate to have exceeded our growth projections and we need additional capital to continue to grow Nittany Bank. With the additional proceeds, we will be able to continue to increase our investment in our loan portfolio and increase our customer base.

How will the proceeds from the stock offering be used?

If we sell all of the shares offered, gross proceeds will be approximately $2,200,000. If we sell less than all of the shares offered, proceeds will be lower. We intend to retain all funds received in the offering and to invest most of the capital in Nittany Bank. Most of the funds will be used by Nittany Bank to make loans into our local community. More capital means that Nittany Bank will be able to lend more money in the aggregate and to an individual borrower. The offering, if fully sold, will raise our legal lending limit to any one borrower to over $900,000. In addition, we are evaluating the possibility of additional branch locations within the State College market area.

Who are our shareholders?

Most of our shareholders are local residents of the State College area. We have been strongly supported by families and small businesses in this market. Our directors and executive officer own over 30% of us and have committed to purchase over 60,000 shares in this secondary stock offering.





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Are members of the community involved in Nittany Bank?

Nittany Bank has created a Community Advisory Board of Directors to help evaluate the needs of the community and to solicit ideas and comments from the business community and general public. The members are all local residents of the State College area and consist of:

         Mr. Craig Avedesian
         Dr. Richard Doerfler
         Ms. Kelly Grimes
         Mr. Hugh Manion
         Mr. James Meister
         Ms. Lori Pacchioli
         Ms. Ann Riley
         Mr. Richard Shore
         Mr. Donn Wagner

How have we performed in our first 12 months of operation?

Our stock is traded on the OTC Electronic Bulletin Board under the symbol "NTNY." We have exceeded all of our growth and income projections. As of October 31, 1999, we had over 3,000 accounts and $47 million in consolidated assets. Please refer to our prospectus for our financial information.

What can I expect in return for my investment?

Our officers and directors are optimistic about our future. Please refer to the prospectus which describes the risk factors associated with an equity investment in us.

Must I be a shareholder of Nittany Financial Corp. or a customer of Nittany Bank to purchase shares in the stock offering?

Until December 31, 1999, our current shareholders and customers, as of the date of the prospectus, have first priority to purchase shares in the offering. After December 31, 1999, any remaining shares will generally be sold in the order subscriptions are received.






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How do I purchase shares in the stock offering?

Complete, sign and submit the enclosed irrevocable Subscription Application in the prospectus, with full payment, payable by check, bank draft or money order. You may send or mail your application to: Nittany Bank, Escrow Agent for Nittany Financial Corp., at:

                      By Mail                     In Person
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                      P.O. Box 10283              116 E. College Avenue
                      Calder Square               State College, PA  16801
                      State College, PA 16805

Subscription funds received will be deposited into an escrow account with Nittany Bank pending completion of the stock offering.

Can my investment be held as an IRA?

Talk to your broker or custodian about your self-directed IRA. They should be able to purchase the shares for you. If not, you would need to transfer your IRA to a custodian that will be able to handle the transaction. Please contact us for further information.



                                    QUESTIONS

                                    Call Us:
                                 (814) 238-5724
                                  Monday-Friday



This Question and Answer Sheet is neither an offer to sell nor a solicitation of an offer to buy securities. See the "Risk Factors" section of the Prospectus for a discussion of certain matters that should be considered carefully before you decide to purchase our shares. The offering is made only by the prospectus.